EXHIBIT 12

LORAL SPACE & COMMUNICATIONS LTD.

COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES

(in thousands)
(unaudited)

	Nine months ended
	September 30,

	2001	2000

Income (loss) before income taxes, equity in net loss of affiliates, minority interest and cumulative effect of change in accounting principle	$(117,071)	$10,124
Plus fixed charges:
Interest expense	158,058	137,075
Interest component of rent expense(1)	13,363	11,010
Less: capitalized interest	16,938	11,489

Earnings available to cover fixed charges	$37,412	$146,720

Fixed charges(2)	$(240,201)	$(199,490)

Deficiency of earnings to cover fixed charges	$(202,789)	$(52,770)

(1)	The interest component of rent expense is deemed to be approximately 25% of total rent expense.
(2)	Preferred dividends have not been adjusted for income taxes, due to the composition of the taxing jurisdictions underlying the Company’s operations and the resulting impact on the Company’s effective tax rate.